

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

Joseph Reitmeier
Chief Financial Officer
Lennox International Inc.
2140 Lake Park Blvd.
Richardson, TX 75080

      Re: **Lennox International Inc.**
         Form 10-K For Fiscal Year Ended December 31, 2022
         Filed February 21, 2023
         File No. 001-15149

Dear Joseph Reitmeier:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Technology